EXHIBIT 4.26
May 22, 2007
Jack Lawrence
Dear Jack:
Following our recent discussions, it is with pleasure that I confirm our offer for your employment with Corgi International Limited (hereafter known as “the Company”). The following summarizes the terms of this employment offer.
Initial Assignment
Your initial assignment will be COO, General Manager US and Chief Financial Officer which is an exempt position, reporting directly to Michael Cookson, CEO. Your start date will be on or around July 2, 2007. You will work at the Company’s offices in Walnut Creek, CA and at such other place or places as the Company may direct as needed. We recognize that job titles, reporting relationships and work assignments may change during the course of your employment with the Company. Such changes may come about to meet your needs or those of the Company and are at the discretion of the CEO and Board of Directors.
Compensation
Your total compensation shall consist of a base salary and a possible annual bonus. Your bonus will be dependent on your performance and the performance of the Company. While you are employed by the Company, this total compensation package will be reviewed periodically. It may be adjusted in accordance with a performance review, legal mandates, Company, economic, and other conditions, and Company policies in force at that time.
Your compensation also includes a grant of Company common stock options subject to Board approval. You will receive 100,000 options at a grant price determined by the Board on the date of grant. Your options will vest at a the Company’s standard four year schedule with 25% vesting on the first anniversary and 1/48 vesting for each month after the year anniversary. You will be granted an additional 50,000 options if the Company achieves Plan for the year ending March 31, 2008.
The Company is in the process of establishing overall compensation guidelines. Accordingly, the Company reserves the right to alter the amounts, eligibility and overall structure of your compensation, at any time, and in its sole discretion.
Base Salary, Housing Allowance and Annual Bonus
Your base salary will be $20,833 monthly (computed to $250,000.00 annually). In addition, the Company will reimburse your temporary living expenses in the San Francisco Bay Area for up to three months in the event your family’s relocation has not been completed.
Company employees are paid semi-monthly, on the fifteenth and at the end of the month, either by check or via an electronic direct deposit into their designated bank account(s). Applicable mandatory and authorized voluntary payroll deductions will be appropriately withheld from your base salary, and from any other taxable earnings paid by the Company to you.

As we discussed, you will be eligible to receive a bonus of 25% of your base salary based on meeting Plan EBIT (50% of bonus is based on meeting the global business Plan EBIT and the other 50% of bonus is based on meeting the US business Plan EBIT). This bonus will be paid annually. You will be eligible for an additional bonus of 25% of base salary based upon additional targets to be agreed upon.
In order to assist with your relocation expenses, the Company will cover up to $50,000 in actual relocation expenses incurred.
In the event that your employment with the Company is terminated without cause, you will be eligible to receive six months base salary as severance.
Benefits
The Company makes available to its eligible employees a myriad of benefits (vision, medical. dental, life, accidental death and dismemberment, long-term disability, and long-term care insurances, as well as an employee assistance program, and §401(k). As we discussed, you will be eligible for three weeks of vacation per year accrued on a semi-monthly basis. These benefits will be discussed in more detail during your employment orientation.
Background Checks
Your offer is contingent upon satisfactory completion of background check by the Company. In this regard, you acknowledge and consent to the Company obtaining such background information about you as deemed reasonably necessary, including without limitation the right to confirm your past employment history, credit and personal references.
Employment Policies, Practices and Related Agreements
As a condition of our offer and your employment with the Company, you will be expected to sign and comply with certain agreements, identified below, concerning benefits, confidential information, assignment of inventions, arbitration of disputes, among others. You will also be expected to comply with all Company policies and procedures applicable during your employment. These enclosed agreements contain important conditions affecting your employment and your legal rights generally. Please read and review them carefully and feel free to consult with your attorney or other advisor concerning their terms, significance and effect.
Of particular importance is the Company’s Employee Guide to Human Resources Policies and Procedures. Please take time to read this Guide. It is intended as a resource for your day-to-day reference, and does not constitute a binding contract. If you have any questions or wish additional information, talk with your Manager.
The Company’s policies, practices and benefits are continuously reviewed and updated, and we expect to change them from time to time. Please note changes to the Company’s policies and practices, can only be made by the President/CEO of the Company or his designee.

Corgi International Limited	Company Confidential	Page 2 of 4
Offer of Employment – Jack Lawrence

At-Will Employment Philosophy
As with all employment at the Company, your employment is considered “at will.” This means that both you and the Company have the right to terminate the employment relationship at any time with or without advance notice, and with or without cause. This “at will” relationship may only be modified by a written agreement signed by the President/CEO of the Company.
Form I-9
In accordance with the requirements of the Immigration Reform and Control Act of 1986, you will be required to provide verification of your identity and legal right to work in the United States. You must complete and return the enclosed Form I-9 within the first three (3) days of the employment. Please do NOT complete the form ahead of time, but do bring with you on your start date the identification documents described in the Form I-9.
Term of Offer
This offer will remain open for 3 business days from the date of this offer. If you decide to accept our offer, and I hope you will, please sign the enclosed copy of this letter in the space indicated and return it to me. Upon your signature below, this will become our binding agreement with respect to the subject matter of this letter, and will supersede in its entirety all other, or prior or contemporaneous representations made by the Company and/or any prior agreements whether written or oral by you with the Company. This agreement will be governed by state law and may only be amended in writing by the President/CEO of the Company.
Your signature at the bottom of this letter confirms that you accept, agree to, will abide by and will be bound by the following:
•	The contents of this letter, including your initial assignment, compensation, benefits, and new employee orientation; and

•	The Company’s “At Will” employment policy; and

•	The Company’s Employee Guide to Human Resource Policies and Procedures (acknowledgment letter attached for your signature); and

•	The Company’s Confidentiality Agreement (attached for your signature).

Corgi International Limited	Company Confidential	Page 3 of 4
Offer of Employment – Jack Lawrence

We are very pleased to extend you this other of employment with our Company. We may expectant that your professionalism, experience and energy will be dedicated to greatly enhance our efforts in favor of our clients and our employees.
Best regards,
Michael Cookson
CFO
With my signature appearing hereunder, I hereby accept this offer of employment with the Company, and I agree to the terms and conditions outlined herein.

/s/ Jack Lawrence	May 22, 2017

Date
Addendum: Relocation Expenses
For Clarification purposes, the Company will reimburse up to 50,000 in actual relocation expenses which will include the following:
1.	Moving personal household goods and personal effects, including in-transit and storage costs associated with the move.

2.	Traveling expenses for the immediate family to the new home.

3.	Traditional closing costs for buying and selling the homes, including, but not limited to title searches, appraisals, realtor fees and inspections.

4.	One house hunting trip for employee and spouse.
It is understood that many of the aforementioned expenses are taxable and will be the responsibility of the employee. It is also understood that expenses associated with the potential loss of selling the current home or preparation for the sale of the home will not be reimbursed.

Corgi International Limited	Company Confidential	Page 4 of 4
Offer of Employment – Jack Lawrence